UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OxySure Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.0004 per share

(Title of Class of Securities)

69208T101

(CUSIP Number)

February 14, 2014

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b) ☐

Rule 13d-1(c) ☒

Rule 13d-1(d) ☐

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 69208T101	Schedule 13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Sinacola Commercial Properties, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,936,202 (includes 436,945 shares of common stock issuable upon exercise of warrants within 60 days of February 14, 2014 and 209,271 shares of restricted common stock).
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 1,936,202 (includes 436,945 shares of common stock issuable upon exercise of warrants within 60 days of February 14, 2014 and 209,271 shares of restricted common stock).
	8	SHARED DISPOSITIVE POWER None
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,936,202 (includes 436,945 shares of common stock issuable upon exercise of warrants within 60 days of February 14, 2014 and 209,271 shares of restricted common stock).

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 69208T101	Schedule 13G	Page 3 of 5 Pages

Item 1(a).	Name of Issuer:

OxySure Systems, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10880 John W. Elliott Drive, Suite 600, Frisco, TX 75033

Item 2(a).	Name of Person Filing:

Sinacola Commercial Properties, Ltd.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

10950 Research Road, Frisco, Texas 75033.

Item 2(c).	Citizenship:

Sinacola Commercial Properties, Ltd. is a limited partnership organized under the laws of the State of Texas.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0004 per share.

Item 2(e).	CUSIP Number:

69208T101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership:

(a) Sinacola Commercial Properties, Ltd. beneficially owns 1,936,202 shares of common stock, which includes 436,945 shares of common stock issuable upon exercise of warrants within 60 days of February 14, 2014 and 209,271 shares of restricted common stock.

(b) All shares of common stock beneficially owned by Sinacola Commercial Properties, Ltd. represent 7.9% of the outstanding shares of common stock of the Issuer based on (i) 24,217,806 shares outstanding as of November 13, 2013 plus (ii) the aforementioned 436,945 shares of common stock issuable upon exercise of warrants within 60 days of February 14, 2014.

(c) Sinacola Commercial Properties, Ltd. has sole power to vote or to direct the vote of 1,936,202 shares of common stock, sole power to dispose or to direct the disposition of 1,936,202 shares of common stock, shared power to vote or to direct the vote of no shares of common stock and shared power to dispose or to direct the disposition of no shares of common stock.

CUSIP No. 69208T101	Schedule 13G	Page 4 of 5 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below, Sinacola Commercial Properties, Ltd. certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 69208T101	Schedule 13G	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2014

SINACOLA COMMERCIAL PROPERTIES, LTD.,
A Texas limited partnership

By:	Frisco Industrial, Inc.,
A Texas corporation, its general partner

	By:	/s/ Michael A. Sinacola
	Name:	Michael A. Sinacola
	Title:	President